SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

		Sequential
<u>Exhibit</u>	<u>Description</u>	<u>Page Number</u>
	▪ Trading statement, dated November 4, 2005	

Naspers Limited

(Incorporated in the Republic of South Africa)

(Reg. N° 1925/001431/06)

Share Code: NPN   IZIN: ZAE000015889

("Naspers")

Trading statement

Shareholders are advised that, as is now required, Naspers Limited will prepare its annual financial statements for the year ending 31 March 2006 in accordance with International Financial Reporting Standards (IFRS). For ease of comparison, the financial information relating to the prior year will also be restated in terms of IFRS.

The restated prior year headline earnings per share for the six months ended 30 September 2004 under IFRS is expected to amount to 233 cents. The comparable headline earnings per share for the six months ended 30 September 2005 is anticipated to increase to between 335 cents and 380 cents.

Earnings per share for the prior period ended 30 September 2004 was artificially boosted by a dilution profit of R380 million, arising mainly from the listing of Tencent in Hong Kong, an event that did not recur in the current year. As a consequence, the current year earnings per share under IFRS for the six months ended 30 September 2005, is anticipated to be between 325 cents and 385 cents compared to the prior year restated earnings per share which is expected to amount to 364 cents.

The financial information on which this trading statement is based, has not been reviewed or reported on by the company's auditors. Further details will be provided in the interim results of Naspers, which are due to be published on or about 29 November 2005.

Cape Town
 4 November 2005
Sponsor: Investec Bank Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: November 4, 2005 by

Name: Stephan J. Z. Pacak
Title: Director